Via Edgar Correspondence

April 13, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. Keith A. Gregory

Re:	Post-Effective Amendment No. 45 under the Securities Act of 1933 and No. 46 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Thrift Contracts) (SEC File No. 33-11023, 811-03996)

Dear Mr. Gregory:

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Prospectus, which you provided by telephone to me and Scott Rothstein on April 6, 2016, concerning Post-Effective Amendment No. 45 under the Securities Act of 1933, as amended and Amendment No. 46 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-4 filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 23, 2016.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2016.

General

Comment 1:	We have generally given the registration statements a limited review subject to a focused review of the redlined text in the Thrift prospectus. We note counsel’s representation that changes to the disclosure are limited to those disclosures identified in the transmittal letter and highlighted in the redlines provided to the Staff.
Response:	The Registrant confirms that the changes to the disclosure since the Registrant’s last post-effective amendment pursuant to Rule 485(b) were limited to those highlighted in the redlines provided to the Staff.

April 13, 2016

Comment 2:	Please supplementally confirm that all funds listed on the cover page are reflected in the prospectus where appropriate, for example Fund disclosures.
Response:	The registrant confirms that all funds listed on the cover page are reflected in the prospectus.

Comment 3:	Please make conforming changes in response to our comments in the registration statements filed by the registrants for the other relevant separate accounts.
Response:	The registrant will make conforming changes to the other separate account registration statements, where appropriate.

Comment 4:	Please file a Tandy Letter via EDGAR correspondence with the 485(b) filing.
Response	The Registrant will provide the “Tandy” representations requested by the SEC Staff in a separate letter filed as correspondence to the Amended Registration Statement to be filed pursuant to Rule 485(b).

Prospectus

Comment 1:

Tables of Annual Expenses: Loan Charges and Interest

Collateralized Loans and Uncollateralized Loans

If accurate, please consider including disclosure explaining in footnote 1 why late fees only relate to home billing.

Response:	For your information, late fees only relate to home billing, which is used for terminated plan participants who have a loan balance, because loans for active plan participants are repaid via payroll deducation and therefore are always timely. We do not intend to add additional disclosure because we are concerned that it would be confusing to participants.

Comment 2:	Underlying Funds Conform the description of each fund in the Mutual of America fund series in response to prior comments in their registration statement, where appropriate.
Response:	The Registrant has reviewed the summary description of each Mutual of America Investment Corporation Fund in the prospectus and made conforming changes with the Fund’s prospectus to ensure consistency as necessary.

Comment 3:

Charges You or Your Employer May Pay and Tables of Annual Expenses

Charges or fees and expenses under earlier versions of the contract should be described in the prospectus or in an appendix to the prospectus with appropriate identifying captions describing when those fees, expenses or charges were then in effect.

Response:	The fee changes that were described in the 2015 update of the prospectus were effective on July 1, 2015 for all existing and new contracts. As the fees were within the maximum allowable under the contract, there were no changes to the contract itself, and there are no contracts that are not subject to the current fees, expenses and charges. As there are no contact holders or participants who would be subject to the earlier fee schedule, the Registrant believes that including such earlier fees in the prospectus or an appendix would be confusing and potentially misleading. We do note that the unit values for the Separate Account Investment Alternatives will reflect the fees actually in effect for each pricing tier for all periods.

April 13, 2016

Comment 4:

eDocuments

Please state that if plan participants elect not to use eDocuments, they will receive paper copies of all documents free of charge upon request by USPS mail delivery.

Please also state that if you elect eDocuments, if at any time you would like to receive a paper copy of any of these documents, please contact us at 1-800-xxx-xxxx and we will provide you a copy of the requested documents free of charge.

Response:

The prospectus currently states: “If you do not elect to use eDocuments, you will receive paper copies of all documents by regular USPS mail delivery.” We have revised the disclosure to add “free of charge” so that it reads: “If you do not elect to use eDocuments, you will receive paper copies of all documents free of charge by regular USPS mail delivery.”

We have also revised the same paragraph in the prospectus to add the following: “If you elect to use eDocuments, if at any time you would like to receive a paper copy of any of these documents, please call Mutual of America at 1-800-468-3785 and we will provide a copy of the requested documents free of charge.”

Comment 5:

When We May Postpone Payments

The following disclosure was added: “Additionally, we may postpone any payment from the Separate Account Fund that is invested in the Money Market Fund of the Investment Company, in the event that the Money Market Fund temporarily suspends redemption of shares because the Money Market Fund’s liquidity has fallen below required minimums because of market conditions or other factors.”

Please disclose “or other factors” or delete such disclosure.

Response:	The disclosure regarding the Money Market Fund comes directly from the disclosure expressly required to be included in the summary prospectus for the Money Market Fund by Form N-1A Item 4(b)(1)(ii)(A), and required to be included in advertisements for the Money Market Fund by Rule 482(b)(4)(1), which provides the following mandatory disclosure for a Money Market Fund that is not a government or retail Money Market Fund: “You could lose money by investing in the Fund. Because the share price of the Fund will fluctuate, when you sell your shares they may be worth more or less than what you originally paid for them. The Fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares if the Fund’s liquidity falls below required minimums because of market conditions or other factors. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time” (emphasis added). The Registrant believes the added disclosure noted by the Staff is appropriate in light of the language required by Form N-1A and Rule 482(b)(4)(1) .

April 13, 2016

Comment 6:

Our General Account

The second sentence of the paragraph states: “The staff of the SEC has not reviewed the disclosures in this Prospectus that relate to the General Account.”

Please delete the second sentence which begins “the Staff has not reviewed.”

Response:	The second sentence in the “Our General Account” section has been deleted from the prospectus.

SAI

Comment 1:	Item18c Clarify if the custodian is the depositor.
Response:	The following disclosure has been added to the SAI at the start of the Distribution of Contracts section: “Mutual of America is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection and distribution of proceeds of shares of the Underlying Funds bought and sold by the Separate Account.”

Comment 2:	Item 18f Please state if the depositor is the principal underwriter.
Response:	The following disclosure was added to the SAI in the Distribution of Contracts section: “Mutual of America serves as principal underwriter for the Separate Account and the Contracts.”

Comment 3:

Item 20

Provide the disclosure required by Item 20 from Form N-4, which states: “If the depositor or an affiliate of the depositor is the principal underwriter of the variable annuity contracts, so state.”

Response	As noted in response to Comment 2 above, the following disclosure was added to the SAI in the Distribution of Contracts section: “Mutual of America serves as principal underwriter for the Separate Account and the Contracts.”

April 13, 2016

The Registrant believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding the Registrant’s responses, please do not hesitate to contact the undersigned at the above telephone number, or my colleague, Scott Rothstein at 212-224-1530, at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Amy Latkin

Vice President and

Associate General Counsel

cc: Scott H. Rothstein, Esq.